July 31, 2018

Christopher D. Kastner
Chief Financial Officer
Huntington Ingalls Industries, Inc.
4101 Washington Avenue
Newport News, Virginia 23607

       Re: Huntington Ingalls Industries, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Form 8-K furnished May 3, 2018
           File No. 001-34910

Dear Mr. Kastner:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K furnished May 3, 2018

Exhibit 99.1, page 8

1. Please revise your reconciliation of segment operating income on page 9, to begin with the
       GAAP measure, rather than the non-GAAP measure. Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations. Exhibit 99.2 should be similarly revised.




       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Christopher D. Kastner
Huntington Ingalls Industries, Inc.
July 31, 2018
Page 2

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

FirstName LastNameChristopher D. Kastner
Comapany NameHuntington Ingalls Industries, Inc.
                                                        Division of Corporation
Finance
July 31, 2018 Page 2                                    Office of
Transportation and Leisure
FirstName LastName